UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES STRATEGIC INITIATIVES FOR 2006 AND BEYOND

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Company Reaffirms Strategic Vision for Commitment to Growth through Superior Production and Distribution Capabilities and Complementary Acquisitions

TORONTO (May 24, 2006) - Peace Arch Entertainment Group Inc. (AMEX: PAE) (TSX: PAE-LV.TO), one of North America's fastest growing independent film and television companies, announced today its Strategic Initiatives for the remainder of the 2006 calendar year and beyond. The announcement was made by John Flock, President of Peace Arch.

Peace Arch's strategy capitalizes on the increasing worldwide demand for film and television content, which continues to grow sharply with the expansion of both traditional distribution methods and fast-growing digital media platforms.  The Company's four-part plan consists of:

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building an industry-leading sales company through hiring and acquisition;

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producing a high volume of predictably saleable film and television projects;

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minimizing project financing risk via tax credits and bank loans that are without recourse to the Company; and

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accelerating growth by acquiring existing content libraries and compatible distribution capabilities.

Mr. Flock stated, "In recent months, Peace Arch has successfully accomplished a number of the key goals in our overall strategy to refocus our business and build new revenue sources. These include the following achievements:

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Agreed to purchase a library of more than 500 classic and contemporary films from Castle Hill Productions, Inc. and Dream LLC., representing one of the best and largest independent film libraries in the world.

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Acquired kaBOOM! Entertainment Inc., one of the top home entertainment companies in Canada.

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Filled our pipeline with more than a dozen new titles since the beginning of our fiscal year on September 1, 2005.

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Expanded our television division beyond its traditional lifestyle and documentary niche to include major mini-series and movies-of-the-week.

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Solidified our management team with key additions of noted industry veterans focused on sales and distribution.

In sum, over the past year Peace Arch has successfully reoriented itself from being primarily a film production company to being a vertically integrated independent film and television studio that finances, produces, acquires, markets and distributes its own projects and those of third-party producers. Now that our business plan is successfully being executed, the Company is enthusiastically announcing its strategic initiatives for the rest of fiscal 2006 and into 2007."

Strategic Initiative 1 - Continue to Strengthen Peace Arch's Sales Operation through Acquisitions and Internal Growth:

Our sales operation functions in several ways:

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We are a direct distributor of DVDs, videocassettes and related products to most of the top retailers in Canada.

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In many countries we license our projects directly to local television broadcasters, cable services and home entertainment distributors.

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In other countries we license our content to a single distributor, who in turn arranges distribution in various media.

Since the start of our fiscal year, we have significantly increased the strength of our sales operation through hiring and acquisition and other measures.

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In September, we hired , the former head of international sales for HBO Films, to lead our international feature film sales.

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In November, we formed Archetype Films to focus on the sales and marketing of horror, thriller, science fiction and action films.

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In January, we acquired kaBOOM! Entertainment and became a direct distributor of film and television projects in Canada. We also hired kaBOOM! President Berry Meyerowitz to head our home entertainment distribution activities.

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In March, we engaged Gary Marenzi, former President of Paramount International Television, to lead our international television sales.

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In April, we agreed to acquire the film and television library of Castle Hill Productions and Dream LLC and bring on board Dream's president, Mark Balsam, to head our US sales operations.

We believe Peace Arch now has one of the top sales operations in the independent film and television industry. In addition to licensing our own productions, this enables us to acquire new third party productions for licensing to our distributors without bearing their production costs. Furthermore, we have created the infrastructure to license large numbers of already completed projects (i.e. "library"), which helps diversify our revenue streams and smooth our earnings. In short, we expect our investment in our sales operation since the beginning of our fiscal year to create numerous opportunities for profitable acquisitions of new content and distribution capabilities in the foreseeable future.

Strategic Initiative 2 - Continue to Grow the Content Pipeline with a Focus on Genre Films, Television Productions and Library Acquisitions:

It has been said that "Content is king." Formats change, distribution mechanisms improve, analog technology begets digital which begets high definition. But amidst this change, the one constant is the need for high quality content to fill an ever-evolving and expanding distribution pipeline.

Peace Arch has a three-pronged strategy for successfully filling its distribution pipeline:

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Create a high volume of low cost genre and niche productions with predictable "minimum guarantees" but the possibility of breakout success.

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Produce or acquire a smaller number of higher profile film and television products whose minimum gross margin is also predictable but stand a greater chance of achieving mass audience appeal.

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Acquire high quality library content, which smoothes earnings and provides reliable cash flow and profitability.

In fiscal 2005, we produced or acquired only one new film. In contrast, in the nine months since the start of fiscal '06, we have already acquired or commenced production of thirteen new feature films, one movie for television and one ten-hour mini-series. Our annual production strategy entails:

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Four to six medium budget features for initial theatrical release with eventual migration into ancillary markets. These films, like our current line-up of "Chapter 27", "Delirious", "Guantanamero" and "In Tranzit", are sold under our Peace Arch Films banner, feature well-known stars like Lindsay Lohan and John Malkovich, and are intended to premiere at the major international film festivals such as Venice, Toronto, Sundance and Cannes. Each of these films is now in postproduction and will begin screening for distributors and audiences in the second half of the calendar year. Certain distribution rights to these films have been "pre-sold" to a small number of highly regarded international distributors to facilitate their financing. Our strategy for most effectively exploiting the remainder of their distribution rights is to complete the films, then screen them for prospective distributors in a competitive, festival environment where we believe the best prices and distribution terms can be negotiated.

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Approximately twelve low budget horror, thriller, science fiction and action films to premiere in the DVD or pay TV markets. We are now in the process of delivering the first four of these projects, with five more scheduled to be delivered before the end of fiscal '06. The market for these films, which we distribute under our Archetype Films banner, is generally quite predictable, although any picture that finds an audience holds the possibility for breakout success such as "Saw" or "Open Water".  We believe our Archetype projects have higher production values and feature more noteworthy stars (such as Kristi Swanson, David Carradine, Ron Perlman, and Jennifer Beals) than much of the similarly priced genre product in the marketplace. This has resulted in multiple picture license agreements for nearly all of our Archetype Films in a variety of major territories including the United States, Canada, the United Kingdom, Spain, Germany, Portugal and Brazil.  We expect this part of our business, with its predictable minimum guarantees yet the possibility of high-level commercial success, will continue to grow in the future, with both internal production and acquisition of third party films playing an important role in growing our Archetype distribution channel.

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At least three television movies per year intended for broadcast or basic cable networks in the United States. We are now in the process of completing our first movie for Lifetime Networks, "The Stranger Game" starring Mimi Rogers, and have several others under consideration. Like our Archetype projects, these movies have a predictable international market but with an emphasis on licensing to television broadcasters and cable services rather than DVD distributors.

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A major international television "event" like "The Tudors", a ten-hour limited series that we are currently co-financing and co-producing, which will be distributed in the United States by Showtime Networks, Inc.

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Twenty-six episodes of new "lifestyle" television series programming and three television documentaries, to be produced in Canada and presold to a Canadian broadcaster.

All of the projects described above are currently committed.  Because revenues from the licensing of our projects can generally not be recognized until these productions are delivered to their distributors, this has been a year of investing in our product pipeline as well as our sales infrastructure.  But we expect to reap the benefits of both investments as these projects are delivered over the next few quarters.

The final focus of our content strategy is the acquisition of high quality film and television libraries, such as our recently announced agreement to purchase the 500+ title Castle Hill/Dream library. As previously stated, libraries provide consistent cash flow and smooth earnings quarter by quarter. Libraries are a renewable asset that are enhanced by current production such as our own. The ownership of a significant library allows us to move quickly when the time comes to capitalize on technological breakthroughs that create new high-growth markets, such as internet on-demand or mobile/portable entertainment devices.

Strategic Initiative 3 - Maintain a Conservative Production Financing Strategy:

We finance virtually all of our projects through single-project bank loans that are non-recourse to the Company (i.e. they are typically secured by the projects themselves, not by the other assets of Peace Arch).  The collateral for these loans usually consists of presales of certain distribution rights, the predictable value of the project's unsold distribution rights and, on most of our films, tax credits or some other form of subsidy.

In nearly all cases we license our content to distributors for a negotiated license fee (called an "MG" or "minimum guarantee") plus a share of the profits earned by the exploitation of our projects. While this means our distributors share in the profits of our projects, they also share in the risks. Our project financing strategy is based upon the estimated level of minimum guarantees we expect to receive from distributors, which we believe are generally predictable.

We see our Canadian base as a significant advantage over many of our competitors, permitting us to use a low risk, non-recourse financing strategy yet still bring high quality, less expensive productions to market.  It will continue to play a significant role in our strategic planning for the foreseeable future, particularly on our Archetype and television productions.

Strategic Initiative 4 - Increase Revenue and Reach Through Acquisitions:

Acquisitions are a major element of our strategy.  We continue to pursue new acquisitions to help us in two distinct areas: (i) solidifying our sales and distribution capabilities; and (ii) increasing our film library.

The independent film and television business is quite fractionalized with many small, privately held companies possessing discrete distribution capabilities or content assets. Over the past year we have built an effective financing, production and sales operation that we believe makes the addition of these capabilities and assets highly accretive. Our new productions drive library values. Our existing distribution operation already provides most "back room" functions - contracting, delivery, collections, accounting, rights management - so there are economies of scale in acquiring new content and distribution capabilities. Finally, we provide a viable exit strategy for the owners of many of these privately held enterprises. For all these reasons, we expect the acquisition of existing distribution and library assets to play a significant role in our future growth.

Summary

Peace Arch is a diversified entertainment company that optimizes the risk/reward profile of its business model by maximizing revenue and controlling risk.  Risk is an important issue in the entertainment business, and we are very careful not to over-expose the Company.

We are extraordinarily enthusiastic about our early successes and the milestones we have achieved to date.  Most importantly, Peace Arch looks forward to growth in revenues, earnings and shareholder value.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Financial Communications Firm Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

Peace Arch Issues Positive Interim Sales Report from Cannes International Film Festival and Feature Market

Company's Reports Strong Sales of Largest-Ever Slate of Feature Films into Worldwide Territories

TORONTO--(MARKET WIRE)--May 24, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News); (TSX:PAE-LV.TO - News), one of North America's fastest growing independent entertainment companies, has issued an interim report from the current Cannes International Film Festival and Feature Market, following strong interest and a growing list of sales of the Company's film titles into a number of international territories, continuing and expanding recent successes in its domestic and international film sales.

Peace Arch brought its largest-ever slate of 13 new feature films to the annual international film sales market at Cannes, France, which runs May 17-28.  Growth of the Peace Arch film pipeline reflects Management's successful efforts since the beginning of the Company's fiscal year on Sept. 1, 2005, to expand production and acquisition of films for distribution through entertainment markets in the U.S., Canada and around the world.

"We are on track to have a record volume of international sales for our films at this year's Cannes festival," said John Flock, Peace Arch President. "Our sales teams have reported very strong interest among international buyers and have continued to close sales across the board under both our Peace Arch Films banner as well as our Archetype Films label."

Including previously reported presales of its films, Peace Arch has concluded or is negotiating sales across its entire slate of 13 new projects in such countries as the United States, Canada, the United Kingdom, Australia, Spain, France, Germany, Japan, Scandinavia, Belgium, Netherlands, Portugal, Brazil, Greece, the Middle East, South Africa, Indonesia, Czech and Slovak Republics, former Yugoslavia, C.I.S., Turkey, Hungary, Bulgaria and Romania.

Peace Arch is marketing five new titles currently in production under the Peace Arch Films label. The Company is also marketing eight new titles through its Archetype Films division, which is devoted to films in the horror, thriller, action and sci-fi genres.

Among the Company's latest films is the feature IN TRANZIT starring John Malkovich, Thomas Kretchmann and Vera Farmiga, CHAPTER 27 starring Lindsay Lohan and Jared Leto, DELIRIOUS starring Steve Buscemi, Michael Pitt and Alison Lohman and GUANTANAMERO starring Rupert Evans and Sir Derek Jacobi.

Titles and stars from Archetype Films include THE LAST SECT (David Carradine), WARRIORS OF TERRA (Edward Furlong), HEARTSTOPPER (Robert Englund), 5IVE GIRLS (Ron Perlman), ULTIMATE KILLING MACHINE (Michael Madsen), TROUBLED WATERS (Jennifer Beals), THE VETERAN (Ally Sheedy) and THE STRANGER GAME (Mimi Rogers).

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment Inc. banner, is one of the leading distributor of DVDs and related products in Canada.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Financial Communications Firm Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 24, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

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